Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

MORILA’S PIONEERING AGRIBUSINESS PROJECT GETS GOVERNMENT GO-AHEAD

Morila, Mali, 8 October 2018 – The Morila gold mine’s ambitious agribusiness project, designed to replace mining with a sustainable economic activity in the local community after the operation’s closure in two years’ time, has been approved by the Malian government.

In a ceremony at Morila today, attended among others by Mali Prime Minister M Soumeilou Boubeye Maïga and Minister of Mines & Petroleum Mme Lelenta Hawa Baba Ba, Randgold Resources chief executive Mark Bristow said the project would support the government’s drive to reduce poverty by promoting the agricultural sector. He noted that 80% of Mali’s population relied on agriculture, which accounted for 45% of the country’s GDP and it was estimated that as much as 50% of agricultural produce was wasted by the lack of processing industries.

“Converting Morila’s infrastructure into a base for an agri-industrial zone will not only develop an alternative economy in this region but will also create a centre of excellence for agriculture in Mali,” Bristow said.

“This is a very complex project which has already brought together entrepreneurial experts in agriculture and will continue to do so. Through its project partner Songhai of Benin, Morila will work with these parties to attract businesses to Morila. It has been agreed to establish an NGO to be the main vehicle for this enterprise and work together with the local community, the regional council and the former workers’ association.”

Bristow said government should now make strategic investment and tax decisions to promote a stimulating business environment for the project, with a particular emphasis on improving the regional infrastructure to provide access to markets.

BACKGROUND: The Morila gold mine is operated by Randgold and managed entirely by Malians. It is a joint venture between Randgold (40%), AngloGold Ashanti (40%) and the State of Mali (20%) and is situated 280 kilometres southeast of the Mali capital of Bamako. Morila has produced more than 6Moz of gold since mining started from the open pit in 2000 and has contributed more than $2 billion (CFA 1 138 billion) to local stakeholders in the form of royalties, direct and indirect taxes and dividends to Government, as well as payments to local suppliers, local salaries and community investment. Every year since 2010, Randgold’s operations in Mali, which include the Loulo-Gounkoto complex – one of the world’s largest gold mines – have accounted for some 6% of Mali’s GDP.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.

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